MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX

AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 23, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Amy W. Miller

Re:

Post-Effective Amendment No. 31 under the Securities Act of 1933 and No. 36 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Institutional Funds, Inc. (SEC File Nos. 811-08922 and 033-87874)

Dear Ms. Miller:

On behalf of the above-referenced registrant (the “Registrant”), set forth below are responses to comments relating to the Prospectus, which you provided by telephone to me and Scott Rothstein on April 14, 2014, concerning Post-Effective Amendment No. 30 under the Securities Act of 1933, as amended and Amendment No. 35 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 28, 2014.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2014.

Prospectus

General Comment:	Any applicable comments received from the Reviewer of the Mutual of America Investment Corporation registration statement should be applied to the Institutional Funds, Inc. registration statement.

Response:

All applicable comments received from the Reviewer of the Investment Corporation registration statement have been applied to the Registrant’s registration statement. Additionally, a copy of the responses that were sent to the reviewer of the Mutual of America Investment Corporation registration statement will be sent to you supplementally.

Comment 1:	Equity Index Fund Fee Table: Explain in the comments why the asterisk is placed next to “Other Expenses” and not next to “Expense Reimbursement.”

Response:	The asterisk has been moved to “Expense Reimbursement,” per the suggestion, for each Fund’s Fee Table.

Comment 2:

Equity Index Fund Fee Table:

The footnote to “Other Expenses” states that the Adviser contractually agreed to “limit the Fund’s total operating expenses (excluding taxes, brokerage commissions, extraordinary expenses and other fees related to portfolio transactions) to its investment management fees.” Clarify this language to explain what expenses are reimbursed by the Adviser and what expenses are excluded.

Response:

The footnote for each Fund has been revised to clarify that the Adviser will reimburse all expenses excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities.

Comment 3:	Equity Index Fund Fee Table: Revise the header in the table from “Net Expenses” to read “Total Annual Fund Operating Expenses After Expense Reimbursement,” per Form N-1A.

Response:	The header for each Fund’s Fee Tables has been revised to read “Total Annual Fund Operating Expenses After Expense Reimbursement” instead of “Net Expenses.”

Comment 4:	Equity Index Fund Fee Table: The header “Wire transfer charge for redemptions with proceeds less than $5,000.00” should be moved under the header “Shareholder Fees.”

Response:	For each Fund’s Fee Table, the header “Wire transfer charge for redemptions with proceeds less than $5,000.00” has been moved to be under the header “Shareholder Fees.”

Comment 5:	Equity Index Fund Fee Table: Confirm that all fees and expenses are properly reflected in the Fee Table.

Response:	The Registrant confirms that all fees and expenses are properly reflected in each Fund’s fee table.

Comment 6:	Equity Index Fund Example: Confirm that expense reimbursements are only included in the calculation for one year. See Instruction (3)(e) and (4)(a) to Item 3 of Form N-1A.

Response:	The Registrant confirms that in the Example for each Fund, expense reimbursements are only included in the calculation for one year.

Comment 7:	Equity Index Fund Principal Investment Risks: Company risk: Clarify why three sentences are included that refer to smaller companies for this Fund that invests in the S&P 500 Index.

Response:	The three sentences that refer to smaller companies in the Company risk in the Equity Index Fund’s Principal Investment Risk section have been deleted.

Comment 8:	Equity Index Fund Principal Investment Risks: Mid-Cap risk: delete this risk since the fund invests in the S&P 500 Index.

Response:	Mid-Cap risk has been deleted from the Equity Index Fund Principal Investment Risk section.

Comment 9:

Small Cap Growth Fund Liquidity Risk:

Explain why Liquidity Risk has been included as one of the Fund’s Principal Investment Risks when there is no corresponding strategy in the Fund’s Principal Investment Strategies section. Either delete the risk if it is not a Principal Investment Risk or add language to the Principal Investment Strategies section.

Response:	Liquidity risk has been deleted from the Small Cap Growth Fund Principal Investment Risk section.

Comment 10:

Money Market Fund double asterisk footnote to the Fee Table:

The second footnote states that the Fund does not charge any expenses beginning as of 2009. Review and revise this footnote for clarity and plain English.

Response:

The second footnote to the Money Market Fund Fee Table has been restated as follows: “Beginning in 2009, the Adviser has waived a portion or all of the Money Market Fund’s Management Fee (not to exceed 0.20%), and other expenses of the Fund for which the Adviser is entitled to reimbursement, to cause the cumulative monthly total investment returns, net of fees and expenses, to be no less than zero. This waiver is not permanent or contractual, is at the discretion of the Adviser, and may be revoked in whole or in part at any time. Upon such revocation, the fund will not be liable for the fees and expenses that were waived, but the full amount of these fees and expenses will be imposed from the time of revocation forward.”

Comment 11:

Money Market Fund double asterisk footnote to the Fee Table:

Section 3e of Form N-1A provides that waiver information may only be included in the table if there is a reduction of Fund operating expenses and it is contractual. Delete this footnote from the Table or explain why the footnote should remain in the Table.

Response:

The Registrant believes that this footnote provides important information necessary for shareholders of the Fund to understand the expenses they will incur. Accordingly, the Registrant has not deleted the footnote.

Comment 12:	Money Market Fund Principal Investment Risk: Language required by Form N-1A regarding the NAV pegged to $1 has not been included in the Fund’s Money Market risk disclosure.

Response:	The Money Market Fund has a floating NAV. Accordingly, the suggested Form N-1A Money Market risk disclosure regarding the NAV pegged to $1 is not relevant for this Fund.

Comment 13:

Bond Fund Principal Investment Strategies:

The first Principal Investment Strategy provides an 80% strategy; however, the remaining three bullets appear not to be principal investment strategies and therefore should be removed from this section as Form N-1A limits responses to Item 4 as principal investment strategies.

Response:

The Registrant acknowledges that the three additional bullets in the Principal Investment Strategy section are not principal for this Fund, and the Registrant has deleted the bullet point concerning investment in foreign securities. However, due to the fact that these strategies have been included in past prospectuses, the Registrant has retained the other disclosure.

Comment 14:	Bond Fund Items 6, 7, and 8: Please differentiate in the text that the “Purchase and Sale of Fund Shares” section and “Tax Information” section apply to all Funds, and not just to the Bond Fund.

Response:	A heading line has been added separating the Portfolio Manager information for the Bond Fund from the “Purchase and Sale of Fund Shares” section.

Comment 15:

Tax Information:

The disclosure currently states: “Distributions of investment income are generally taxable to you as ordinary income, unless you qualify for tax-exempt treatment under the Internal Revenue Code.” Clarify or add additional language stating that “in which case distributions may be taxable upon withdrawal,” per Form N-1A.

Response:

A significant market for the Registrant’s Funds are tax-exempt non-profit organizations, which are exempt from taxes on income from the Funds. Accordingly, we believe the existing disclosure is appropriate.

Comment 16:

Statutory Prospectus, Additional Information:

The disclosure states: “Each Fund’s investment objective is non-fundamental which means that it may be changed by the Investment Company’s Board of Directors without shareholder approval. Shareholders will be given notice of any change to a Fund’s investment objective.” How much notice will be given for a change to a Fund’s investment objective? 60 days?

Response:

The Fund will provide 60 days’ notice of any change to a Fund’s investment objective. The disclosure has been revised as follows: “Each Fund’s investment objective is non-fundamental which means that it may be changed by the Investment Company’s Board of Directors without shareholder approval. If a Fund has an investment strategy of investing at least 80% of its assets in a particular class or type of security, the Investment Company will not change that strategy unless it gives at least 60 days’ notice to shareholders.”

Comment 17:

Statutory Prospectus, Additional Information, Money Market Fund:

This disclosure in Item 9 should match the disclosure in Item 4. Add a Money Market risk to the risks in the Statutory Prospectus section.

Response:	The Money Market risk was added to the list of risks in this section of the Statutory Prospectus and is expanded on later in the Statutory Prospectus.

Comment 18:

Statutory Prospectus, Additional Information, Bond Fund:

This disclosure in Item 9 should match the disclosure in Item 4. Add Interest Rate risk, Foreign risk and Bond risk to the risks in the Statutory Prospectus section.

Response:

Interest Rate risk and Bond risk were added to the list of risks in this section of the Statutory Prospectus and are expanded on later in the Statutory Prospectus. Foreign risk was deleted from the Principal Investment Risks in Item 4.

Comment 19:	C-pages: In the Cross-Reference Sheet, “Exhibits” should be listed as Item 28, not Item 23.

Response:	In the Cross-Reference Sheet, “Exhibits” was changed to be listed as Item 28, not Item 23.

Comment 20:	C-pages: Mr. Roth signed the prospectus as “Attorney-in-Fact”. Please note where the Power of Attorney Exhibit can be found.

Response:

Underneath Mr. Roth’s signature, the prospectus has been revised to state as follows: “Attorney-in-Fact, Power of Attorney included in post-effective amendment No. 24 filed with the Commission on May 1, 2011.”

Comment 21:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response

The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.